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                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.                ) (1) The information required in the remainder
of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 or otherwise subject to ten liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).



                             Cardiac Science, Inc.
               -------------------------------------------------
                                (Name of Issuer)



                                       Common
               -------------------------------------------------
                         (Title of Class of Securities)



                                   141410100
               -------------------------------------------------
                                 (CUSIP Number)



                              Lava Investments Limited
                                  Attn:  Director
                          11th Floor, Tower 2, the Gateway
                                 25-27 Canton Road
                                 Kowloon, Hong Kong
                        Telephone Number (011) 852-2956-1188
                        ------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)



                                 December 15, 1997
                                 -----------------
              (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     NOTE.     Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.


CUSIP NO.:
          -------


------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


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(1)  Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above
     Persons:

     LAVA INVESTMENTS LIMITED
     ------------------------

(2)  Check the Appropriate Box if a Member of a Group: (a)  / /
     Not Applicable:                                   (b)  / /

(3)  SEC Use Only:
                  ------

(4)  Source of Funds:    PF
                     ------

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): / /

(6)  Citizenship or Place of Organization:   British Virgin Islands
                                          -------------------------------

     Number of Shares         (7)       Sole Voting Power:           350,000
     Beneficially Owned by                                           -------
     by Each Reporting        (8)       Shared Voting Power:           -0-
     Person With                                                     -------
                              (9)       Sole Dispositive Power:      350,000
                                                                     -------
                              (10)      Shared Dispositive Power       -0-
                                                                     -------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:

          350,000
          -------
(12) Check Box if the Aggregate Amount in row (11) Excludes Certain Shares: / /

(13) Percent of Class Represented by Amount in Row (11):

          7.0%
          ----

(14) Type of Reporting Person:

          CO
       -------

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ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock (the "Common Stock"), par value $.001 per share, of Cardiac Science, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 1176 Main Street, Building "C", Irvine, California 92614.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a), (b), (c) and (f) The person filing this statement is Lava Investments Limited ("Lava").

          1.   LAVA INVESTMENTS LIMITED

               Business Address:   11th Floor, Tower 2, The Gateway
                                   25-27 Canton Road
                                   Kowloon, Hong Kong

               Principal Business: Trade and investments

               Citizenship:        British Virgin Islands corporation

          2.   TENGIS INTERNATIONAL LIMITED

               Business Address:   11th Floor, Tower 2, The Gateway
                                   25-27 Canton Road
                                   Kowloon, Hong Kong

               Present Occupation: Company Secretary of Lava

               Citizenship:        British Virgin Islands corporation

          3.   KALIWOOD CORPORATION

               Business Address:   Room 1602, Tower 2, The Gateway
                                   25-27 Canton Road
                                   Kowloon, Hong Kong

               Present Occupation: Director of Lava

               Citizenship:        British Virgin Islands corporation

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          4.   RAJIV MAKHIJA

               Business Address:   Room 1602, Tower 2, The Gateway
                                   25-27 Canton Road
                                   Kowloon, Hong Kong

               Present Occupation: Manager and authorized person of Kaliwood

               Citizenship:        Hong Kong

     (d) and (e)    During the last five years, neither Lava nor, to the best
knowledge of Lava, any director of Lava listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Lava paid $441,766 of its own monies to purchase 350,000 shares of the Company's Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

          Investment purposes.  See also Item 6.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Lava currently owns 350,000 shares (the "Shares") of Common Stock. This represents 7.0% of the Company's issued and outstanding shares of Common Stock.

          (a) Rajiv Makhija, representing Kaliwood Corporation, has the sole power to vote or direct the vote of the Shares and the sole power to dispose or direct the disposition of the Shares.

          (c)  None.

          (d)  Not applicable.

          (e)  Not applicable.

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ITEM 6.   CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          Lava purchased the Shares in two tranches. The first tranche in the amount of 43,900 shares of Common Stock was purchased directly from the Company, which offered and sold the Shares to Lava pursuant to an exemption from the registration requirements of the Securities Act of 1933 (the "Act") afforded by Regulation S ("Regulation S") promulgated thereunder. Lava purchased the second tranche in the amount of 306,100 shares of Common Stock from Parsons & Whittemore Limited, a United Kingdom company and a shareholder of the Company, pursuant to the resale exemption provided by Regulation S. In connection with the purchase of the Shares, Lava made certain representations and warranties in the Subscription Agreement with the Company (a copy of which is attached herewith), and the Letter Agreement with Parsons & Whittemore (a copy of which is attached herewith), pursuant to which it has agreed not to sell the Shares unless pursuant to an exemption from the registration requirements of the Act or an exemption therefrom.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Copies of the following documents are filed as Exhibits hereto:

          Exhibit A:     Letter Agreement with Parsons & Whittemore dated
                         December 3, 1997.

          Exhibit B:     Subscription Agreement dated October 15, 1997.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              February 15, 1998

                              LAVA INVESTMENTS LIMITED

                              For and on behalf of

                              LAVA INVESTMENTS LIMITED
                              By Tengis International Limited, as authorized signatory,



                              ----------------------------------------------
                              Authorized Signatories